FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

The Securities and Exchange Act of 1934

For the date of August 30, 2006

SIGNET GROUP plc

(Translation of registrant’s name into English)

15 Golden Square

London W1F 9JG

England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ☒                                             Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET GROUP plc

By:	/s/ WALKER BOYD
Name:	Walker Boyd
Title:	Group Finance Director

Date:    August 30, 2006

Signet Group plc (LSE: SIG and NYSE: SIG) Unaudited Interim Results for 26 weeks ended 29 July 2006	Embargoed until 12.30 p.m. (BST) 30 August 2006

SIGNET REPORTS ADVANCE IN HALF YEAR RESULTS

Group profit before tax: £58.3m	up	11.9	%1
Group like for like sales:	up	5.2%
Group sales: £810.6m	up	12.1	%1
Earnings per share: 2.2p	up	10.0%
Interim dividend per share: 0.4434p	up	7.5%

(1)	See note 9 for constant currency performance.

Operational Highlights:

• US:	Continued significant outperformance of $59 billion jewellery sector

Kay Jewelers’ television advertising boosts performance during key trading periods

Jared to begin national cable television advertising for Christmas 2006

• UK:	Return to growth in total sales

Focus on jewellery collections to increase competitive differentiation

2006/07 Store Investment:

• US:	On track for space increase at top end of 8% -10% target range

$90 million capital expenditure on stores planned

$115 million investment in working capital anticipated for new stores

• UK:	Refurbishments in line with normal refit cycle

£10 million capital expenditure on stores planned

Terry Burman, Group Chief Executive, commented: “The Group had a good first half with profit before tax up 11.9%. The US division again grew market share reflecting an increase of 7.0% in like for like sales and total dollar sales growth of 12.7%. The UK business has seen a return to growth in total sales. As anticipated gross margin was lower in both markets.

The trading environment on both sides of the Atlantic during the important Christmas period will, as usual, significantly influence the outcome for the full year. The businesses continue to implement initiatives designed to strengthen their competitive positions and are well placed to compete.”

Enquiries:	Terry Burman, Group Chief Executive	+44 (0) 20 7317 9700
	Walker Boyd, Group Finance Director	+44 (0) 20 7317 9700
	Mike Smith, Brunswick	+44 (0) 20 7404 5959
	Pamela Small, Brunswick	+44 (0) 20 7404 5959

Signet operated 1,847 speciality retail jewellery stores at 29 July 2006; these included 1,257 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names. At that date Signet operated 590 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”. Further information on Signet is available at www.signetgroupplc.com. See also www.kay.com, www.jared.com, www.hsamuel.co.uk and www.ernestjones.co.uk.

Interim Results Statement

GROUP

In the 26 weeks to 29 July 2006 Group profit before tax rose by 11.9% to £58.3 million (H1 2005/06: £52.1 million), and 8.6% at constant exchange rates. Like for like sales were up by 5.2% and total sales by 12.1% to £810.6 million (H1 2005/06: £722.9 million). At constant exchange rates the increase in total sales was 9.9%.

Operating profit rose by 11.7% to £62.0 million (H1 2005/06: £55.5 million), and 8.4% at constant exchange rates. Operating margin was little changed at 7.6% (H1 2005/06: 7.7%). Earnings per share advanced by 10.0% to 2.2p (H1 2005/06: 2.0p), the tax rate being 35.7% (H1 2005/06: 34.5%). The Board has approved an increase of 7.5% in the interim dividend to 0.4434p per ordinary share (H1 2005/06: 0.4125p).

The trading environment on both sides of the Atlantic during the important Christmas period will, as usual, significantly influence the outcome for the full year. The businesses continue to implement initiatives designed to strengthen their competitive positions and are well placed to compete.

OPERATING REVIEW

US Division (circa 73% of Group sales)

The US business again significantly outperformed the $59 billion jewellery sector and gained further market share, despite demanding prior year comparatives. Like for like sales were up 7.0% and total sales rose by 15.8% to £624.9 million (H1 2005/06: £539.6 million), 12.7% at constant exchange rates. Operating profit rose by 13.1% to £69.1 million (H1 2005/06: £61.1 million), and 10.0% at constant exchange rates.

As anticipated the gross margin rate was down on last year as a result of changes in the sales mix and commodity cost increases. Operating margin was 11.1% (H1 2005/06: 11.3%). The bad debt charge at 2.4% of total sales (H1 2005/ 06: 2.7%) was below the average of the previous five years.

Bridal and diamond categories again performed well and the fashion gold selection continued to benefit from collaborative marketing with the World Gold Council. Jared’s luxury watch ranges performed strongly. The US division’s average unit selling price rose by 5.0% due to selective price increases and mix changes. Kay television and print impressions during the Valentine’s and Mother’s Day periods were once again very effective and there will be a further increase in advertising expenditure over the important Christmas period. Jared will begin to advertise on national cable television for Christmas 2006 and it is anticipated that network television advertising will replace regional programming in 2007. The annual marketing to sales ratio for the US mall and Jared stores is planned to be maintained at a broadly similar level to that of last year. The division’s superior customer service, based on exceptionally well trained staff, merchandise selection and in-house credit operation remain key competitive advantages of the business.

It is expected that in 2006/07 US store space will increase at the top end of the targeted 8% - 10% range. Capital investment in new and existing stores is planned to be circa $90 million and investment in working capital, that is inventory and receivables, associated with space growth of $115 million is anticipated. It is forecast that this will be largely funded from the cash flow generated by the US division. The change in store numbers by format, together with the expected long term potential for each format is set out below:

Format	28 January 2006	Net change planned in 2006/07	Long term potential
Kay
Mall	746	+31-33	850+
Off-mall	31	+21	c.500
Outlet centres	1	+4	50-100
Metropolitan	3	0	c.50

Kay total	781	+56-58	1,450+
Regional brands	330	+21	c.700
Jared	110	+22-24	250+

Total	1,221	+99-103	2,400+

UK Division (circa 27% of Group sales)

Trading conditions in the UK remained challenging throughout the first half. Against this background like for like sales were unchanged (H.Samuel -1.6% and Ernest Jones +1.8%). Total sales increased by 1.3% to £185.7 million (H1 2005/ 06: £183.3 million). The operating loss was £3.4 million (H1 2005/06: loss £2.4 million). As anticipated the gross margin rate was down on last year’s level due to higher commodity costs, sales mix and promotional activity. Tight control of costs and inventory was maintained.

Initiatives to enhance the merchandise selection continue to be implemented with particular focus on jewellery collections to increase competitive differentiation. Customer service remains a priority and redesigned staff training programmes have been introduced. Television commercials, with a new creative execution, are currently being produced for Christmas.

In line with the normal refit cycle the number of store refurbishments this year is planned to be significantly lower than last year. By Christmas 2006, about 260 stores, predominantly H.Samuel, are expected to be trading in the more customer service focused format, accounting for about 45% of the division’s sales. 374 H.Samuel (28 January 2006: 386) and 208 Ernest Jones (28 January 2006: 207) stores are anticipated to be operating at the year end.

Group central costs, financing costs and taxation

Group central costs were £3.7 million (H1 2005/06: £3.2 million). Financing costs rose to £3.7 million (H1 2005/06: £3.4 million). The tax charge was £20.8 million (H1 2005/06: £18.0 million).

Net debt

Net debt at 29 July 2006 was £123.1 million (30 July 2005: £140.3 million). Group gearing (that is the ratio of net debt to shareholders’ funds) at 29 July 2006 was 14.7% (30 July 2005: 17.4%). Net debt has increased by £24.5 million (H1 2005/06: up £56.8 million) since the start of the financial year reflecting normal seasonal factors. Fixed capital investment in the current year is expected to be about £75 million (2005/06: £75.9 million), additional store investment in the US being balanced by lower expenditure in the UK.

Other Matters

On 14 July 2006 the Company announced a programme to purchase its own ordinary shares. The shares will either be cancelled or held in treasury. The Company is targeting to buy approximately £50 million before its fiscal year end on 3 February 2007 and in the first half purchased 3.2 million shares for £3.1 million.

On 25 August 2006, further to their announcement of 3 August, Apax and KKR announced that they have no current intention of approaching the Board of Signet Group plc to make a possible offer for the Company.

*********************

There will be an analysts’ meeting today at 2.00 p.m. BST (9.00 a.m. EDT). For all interested parties there will be a simultaneous audio and video webcast available on the Signet Group website (www.signetgroupplc.com) and a live telephone conference call. The details for the conference call are:

European dial-in:	+44 (0) 20 7138 0816
European 48 hr. replay:	+44 (0) 20 7806 1970	Access code:	6039543#

US dial-in:	+1 718 354 1171
US 48 hr. replay:	+1 718 354 1112	Access code:	6039543#

A video webcast of the presentation is expected to be available from close of business today at www.signetgroupplc.com and on the Thomson CCBN platform.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk and Other Factors” section of the Company’s 2005/06 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 4, 2006 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

The interim report will be posted to shareholders on or around 12 September 2006. Copies of the interim report may be obtained from the Company Secretary, 15 Golden Square, London W1F 9JG or downloaded as a pdf file from www.signetgroupplc.com.

The third quarter sales for the 13 weeks ending 28 October 2006 are expected to be announced on Thursday 2 November 2006 at 12.30 p.m. GMT.

SIGNET GROUP plc

Unaudited interim consolidated income statement

for the 26 weeks ended 29 July 2006

		13 weeks ended 29 July 2006		13 weeks ended 30 July 2005		26 weeks ended 29 July 2006		26 weeks ended 30 July 2005		52 weeks ended 28 January 2006
	Notes	£m		£m		£m		£m		£m
Sales	2,9	391.0		353.7		810.6		722.9		1,752.3
Cost of sales		(355.3)		(320.8)		(736.6)		(653.8)		(1,516.3)

Gross profit		35.7		32.9		74.0		69.1		236.0
Administrative expenses		(18.4)		(18.1)		(37.7)		(36.5)		(74.1)
Other operating income		12.5		11.2		25.7		22.9		46.3

Operating profit	2,9	29.8		26.0		62.0		55.5		208.2
Finance income	3	4.7		2.4		7.6		5.1		9.3
Finance expense	3	(6.9)		(4.2)		(11.3)		(8.5)		(17.1)

Profit before tax	9	27.6		24.2		58.3		52.1		200.4
Taxation	4	(9.8)		(8.4)		(20.8)		(18.0)		(69.6)

Profit for the financial period		17.8		15.8		37.5		34.1		130.8

Earnings per share – basic	6	1.0	p	0.9	p	2.2	p	2.0	p	7.5	p
– diluted		1.0	p	0.9	p	2.2	p	2.0	p	7.5	p

All of the above relate to continuing activities.

Unaudited consolidated balance sheet

at 29 July 2006

		29 July 2006	30 July 2005	28 January 2006
	Note	£m	£m	£m
Assets
Non-current assets
Intangible assets		23.0	21.1	22.9
Property, plant and equipment		249.4	248.1	253.8
Other receivables		15.4	13.9	14.3
Deferred tax assets		16.8	13.2	17.4

		304.6	296.3	308.4

Current assets
Inventories		659.8	619.7	679.7
Trade and other receivables		380.2	346.2	430.4
Cash and cash equivalents		226.4	28.4	52.5

		1,266.4	994.3	1,162.6

Total assets		1,571.0	1,290.6	1,471.0

Liabilities
Current liabilities
Short-term borrowings		(145.2)	(26.1)	(151.1)
Trade and other payables		(183.3)	(147.9)	(217.1)
Deferred income		(49.5)	(46.9)	(50.4)
Current tax		(25.9)	(19.6)	(50.2)

		(403.9)	(240.5)	(468.8)

Non-current liabilities
Bank loans		(204.3)	(142.6)	—
Trade and other payables		(36.7)	(32.0)	(36.0)
Deferred income		(64.9)	(62.3)	(65.6)
Provisions		(5.8)	(5.6)	(6.2)
Retirement benefit obligation		(15.2)	(1.9)	(15.5)

		(326.9)	(244.4)	(123.3)

Total liabilities		(730.8)	(484.9)	(592.1)

Net assets		840.2	805.7	878.9

Equity
Capital and reserves attributable to equity shareholders
Called up share capital		8.7	8.7	8.7
Share premium		73.7	68.6	71.7
Other reserves		135.3	127.5	138.2
Retained earnings		622.5	600.9	660.3

Total equity	7	840.2	805.7	878.9

Unaudited consolidated statement of recognised income and expense for the 26 weeks ended 29 July 2006

	13 weeks ended 29 July 2006	13 weeks ended 30 July 2005	26 weeks ended 29 July 2006	26 weeks ended 30 July 2005	52 weeks ended 28 January 2006
	£m	£m	£m	£m	£m
Profit for the financial period	17.8	15.8	37.5	34.1	130.8
Translation differences	(10.8)	76.9	(27.6)	68.1	33.1
Effective portion of changes in value of cash flow hedges net of recycling	0.4	3.5	0.5	1.8	1.4
Actuarial loss on retirement benefit scheme	—	—	—	—	(11.4)

Total recognised income and expense for the period	7.4	96.2	10.4	104.0	153.9

Unaudited consolidated cash flow statement

for the 26 weeks ended 29 July 2006

	13 weeks ended 29 July 2006	13 weeks ended 30 July 2005	26 weeks ended 29 July 2006	26 weeks ended 30 July 2005	52 weeks ended 28 January 2006
	£m	£m	£m	£m	£m
Cash flows from operating activities:
Profit before tax	27.6	24.2	58.3	52.1	200.4
Depreciation charges	12.2	10.7	24.9	20.8	46.2
Net financing costs	2.2	1.8	3.7	3.4	7.8
Decrease/(increase) in inventories	10.6	18.9	(5.8)	(9.8)	(72.8)
(Increase)/decrease in trade and other receivables	(8.2)	10.7	28.8	35.3	(51.4)
(Decrease)/increase in payables and deferred income	(2.5)	(32.7)	(22.7)	(26.0)	53.0
Other non-cash movements	0.9	1.1	1.7	2.0	4.9

Cash generated from operations	42.8	34.7	88.9	77.8	188.1
Interest paid	(2.8)	(2.7)	(5.5)	(5.3)	(11.4)
Taxation paid	(14.6)	(18.6)	(43.4)	(41.7)	(64.7)

Net cash from operating activities	25.4	13.4	40.0	30.8	112.0

Investing activities:
Interest received	2.7	0.7	3.7	1.7	2.4
Proceeds from sale of property, plant and equipment	—	—	—	—	7.5
Purchase of plant and equipment	(13.9)	(19.4)	(28.1)	(32.5)	(70.4)
Purchase of intangible assets	(1.0)	(2.0)	(1.7)	(2.7)	(5.5)

Cash flows from investing activities	(12.2)	(20.7)	(26.1)	(33.5)	(66.0)

Financing activities:
Proceeds from issue of share capital	1.0	0.9	2.2	1.9	3.9
Purchase of own shares	(3.1)	—	(3.1)	—	(2.0)
Increase in/(repayment of) borrowings	182.5	16.9	205.7	14.6	(46.6)
Dividends paid	(50.1)	(45.5)	(50.1)	(45.5)	(52.7)

Cash flows from financing activities	130.3	(27.7)	154.7	(29.0)	(97.4)

Reconciliation of movement in cash and cash equivalents:
Net increase/(decrease) in cash and cash equivalents	143.5	(35.0)	168.6	(31.7)	(51.4)
Opening cash and cash equivalents	77.1	63.3	52.5	59.6	102.4
Translation difference	5.8	0.1	5.3	0.5	1.5

Closing cash and cash equivalents	226.4	28.4	226.4	28.4	52.5

Reconciliation of cash flows to movement in net debt:(1)
Change in net debt resulting from cash flows	(39.0)	(51.9)	(37.1)	(46.3)	(4.8)
Translation difference	9.0	(12.4)	12.6	(10.5)	(10.3)

Movement in net debt in the period	(30.0)	(64.3)	(24.5)	(56.8)	(15.1)
Opening net debt	(93.1)	(76.0)	(98.6)	(83.5)	(83.5)

Closing net debt	(123.1)	(140.3)	(123.1)	(140.3)	(98.6)

(1)	Net debt represents cash and cash equivalents, short-term borrowings and bank loans.

Notes to the unaudited interim financial results

for the 26 weeks ended 29 July 2006

1. Basis of preparation

These interim financial statements have been prepared applying the accounting policies set out in the Group’s Annual Report and Accounts for the year ended 28 January 2006.

These interim financial statements are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The comparative figures for the 52 weeks ended 28 January 2006 are not the Company’s statutory accounts for that period. Those accounts have been reported on by the Company’s auditors and have been delivered to the Registrar of Companies following the Company’s Annual General Meeting. The report of the auditors was unqualified and did not contain a statement under Section 237(2) or Section 237 (3) of the Companies Act 1985.

2. Segment information

	13 weeks ended 29 July 2006	13 weeks ended 30 July 2005	26 weeks ended 29 July 2006	26 weeks ended 30 July 2005	52 weeks ended 28 January 2006
	£m	£m	£m	£m	£m
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	94.4	92.0	185.7	183.3	469.6
US	296.6	261.7	624.9	539.6	1,282.7

	391.0	353.7	810.6	722.9	1,752.3

Operating (loss)/profit
UK, Channel Islands & Republic of Ireland
– Trading	(1.8)	(2.0)	(3.4)	(2.4)	49.1
– Group central costs	(1.7)	(1.7)	(3.7)	(3.2)	(8.0)

	(3.5)	(3.7)	(7.1)	(5.6)	41.1
US	33.3	29.7	69.1	61.1	167.1

	29.8	26.0	62.0	55.5	208.2

The Group’s results derive from one business segment – the retailing of jewellery, watches and gifts.

3. Net financing costs

	13 weeks ended 29 July 2006	13 weeks ended 30 July 2005	26 weeks ended 29 July 2006	26 weeks ended 30 July 2005	52 weeks ended 28 January 2006
	£m	£m	£m	£m	£m
Interest payable	(5.2)	(2.7)	(7.9)	(5.3)	(11.4)
Net finance income from pension scheme	0.3	0.2	0.5	0.2	1.2
Interest receivable	2.7	0.7	3.7	1.7	2.4

	(2.2)	(1.8)	(3.7)	(3.4)	(7.8)

4. Taxation

The net taxation charges in the profit and loss accounts for the 13 weeks and 26 weeks ended 29 July 2006 have been based on the anticipated effective taxation rate for the 53 weeks ending 3 February 2007.

Notes to the unaudited interim financial results

for the 26 weeks ended 29 July 2006

5. Translation differences

The exchange rates used for the translation of US dollar transactions and balances in these interim statements are as follows:

	29 July 2006	30 July 2005	28 January 2006
Income statement (average rate)	1.81	1.86	1.80
Balance sheet (closing rate)	1.86	1.76	1.77

The effect of restating the balance sheet at 30 July 2005 to the exchange rates ruling at 29 July 2006 would be to decrease net debt by £6.1 million to £134.2 million. Restating the income statement would increase the pre-tax profit for the 26 weeks ended 30 July 2005 by £1.6 million to £53.7 million.

6. Earnings per share

	13 weeks ended 29 July 2006		13 weeks ended 30 July 2005		26 weeks ended 29 July 2006		26 weeks ended 30 July 2005		52 weeks ended 28 January 2006
	£m		£m		£m		£m		£m
Profit attributable to shareholders	17.8		15.8		37.5		34.1		130.8
Weighted average number of shares in issue (million)	1,740.3		1,736.4		1,739.8		1,736.1		1,736.6
Dilutive effect of share options (million)	1.7		5.0		2.4		5.4		3.3
Diluted weighted average number of shares (million)	1,742.0		1,741.4		1,742.2		1,741.5		1,739.9
Earnings per share – basic	1.0	p	0.9	p	2.2	p	2.0	p	7.5	p
– diluted	1.0	p	0.9	p	2.2	p	2.0	p	7.5	p

The number of shares in issue at 29 July 2006 was 1,737,801,545 (30 July 2005: 1,736,502,948 shares, 28 January 2006: 1,738,843,382 shares).

7. Unaudited changes in total equity

26 weeks ended 29 July 2006	Share capital	Share premium	Revaluation reserve	Special reserves	Purchase of own shares	Retained earnings	Total
	£m	£m	£m	£m	£m	£m	£m
Balance at 28 January 2006	8.7	71.7	4.3	142.2	(8.3)	660.3	878.9
Recognised income and expense:
– Profit for the financial period	—	—	—	—	—	37.5	37.5
– Effective portion of changes in value of cash flow hedges net of recycling	—	—	—	—	—	0.5	0.5
– Translation differences	—	—	—	—	—	(27.6)	(27.6)
Equity-settled transactions	—	—	—	—	—	2.1	2.1
Dividend	—	—	—	—	—	(50.1)	(50.1)
Share options exercised	—	2.0	—	—	0.2	—	2.2
Purchase of own shares	—	—	—	—	(3.1)	—	(3.1)

Balance at 29 July 2006	8.7	73.7	4.3	142.2	(11.2)	622.5	840.2

Notes to the unaudited interim financial results

for the 26 weeks ended 29 July 2006

8. Dividend

A dividend of 0.4434p per share will be paid on 3 November 2006 to shareholders on the register of members at the close of business on 22 September 2006.

9. Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as ‘at constant exchange rates’ throughout this release. The Group considers this a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the re-calculation of sales, operating profit, profit before tax and net debt at constant exchange rates, including a reconciliation to the Group’s GAAP results, is analysed below.

26 weeks ended 29 July 2006	26 weeks ended 29 July 2006	26 weeks ended 30 July 2005	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	£m	£m	%	£m	£m	%
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	185.7	183.3	1.3	—	183.3	1.3
US	624.9	539.6	15.8	14.9	554.5	12.7

	810.6	722.9	12.1	14.9	737.8	9.9

Operating (loss)/ profit
UK, Channel Islands & Republic of Ireland
– Trading	(3.4)	(2.4)	n/a	—	(2.4)	n/a
– Group central costs	(3.7)	(3.2)	n/a	—	(3.2)	n/a

	(7.1)	(5.6)	n/a	—	(5.6)	n/a
US	69.1	61.1	13.1	1.7	62.8	10.0

	62.0	55.5	11.7	1.7	57.2	8.4

Profit before tax	58.3	52.1	11.9	1.6	53.7	8.6

At 29 July 2006	29 July 2006	30 July 2005	Impact of exchange rate movement	At constant exchange rates (non-GAAP)
	£m	£m	£m	£m
Net debt	(123.1)	(140.3)	6.1	(134.2)

Independent review report by KPMG Audit Plc to Signet Group plc

Introduction

We have been instructed by the Company to review the financial information set out on pages 6 to 12 for the 26 weeks ended 29 July 2006. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Statements on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 26 weeks ended 29 July 2006.

KPMG Audit Plc

Chartered Accountants

London

30 August 2006